Mail Stop 3233
                                                            December 17, 2018

Via E-mail
Laurence J. Pino
Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
189 S. Orange Ave, Suite 1650
Orlando, FL 32801

       Re:     Tuscan Gardens Senior Living Communities, Inc.
               Amendment No. 3 to
               Draft Offering Statement on Form 1-A
               Submitted December 5, 2018
               CIK No. 0001746666

Dear Mr. Pino:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments nos. 2 and 3 of our letter dated November 27, 2018.
       Please revise the disclosure in the offering circular to be consistent with the new organization structure and revise to state how you do not meet the definition of an investment company under the Investment Company Act of 1940. We may have further comment.

Description of Business, page 30

2. We note your response to comment 5 of our letter dated November 27, 2018. We note that the chart on page 31 and your disclosure on page 61 continue to reference an 8%
 Laurence J. Pino
Tuscan Gardens Senior Living Communities, Inc.
December 17, 2018
Page 2

       preferred dividend. Please revise to include risk factor disclosure explaining that you may never pay any distributions.

Company Affiliates' Current Ownership Interests in Senior Living Facilities, page 32

3. We note your response to comment 4 of our letter dated November 27, 2018. Please revise to specifically describe whether the amount you raised for each entity was raised from third party investors in the form of debt or equity. If you raised equity from third party investors, please tell us how your affiliates own 100% of the project equity. In addition, please tell us how the secured loan amounts for each entity relate to the revenue bonds described on the Municipal Securities Rulemaking Board Electronic Municipal
       Market Access website.

        With respect to questions relating to our comment regarding the Investment Company
Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-
6840. You may contact Isaac Esquivel at (202) 551-3395 or Kevin Woody, Accounting Branch
Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at
(202) 551-3401
with any other questions.

                                                            Sincerely,

                                                            /s/ Jennifer
Gowetski

                                                            Jennifer Gowetski
                                                            Senior Counsel
                                                            Office of Real
Estate &
                                                            Commodities